NO ACT

PE
12-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 29, 2010

Michael Pressman
Senior Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-29-10

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

Dear Mr. Pressman:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to Merck by Kenneth Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc:

FISMA & OMB Memorandum M-07-16

January 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Merck to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100



December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of John Chevedden and Kenneth Steiner

Ladies and Gentlemen:

Merck & Co, Inc. (New Merck), Inc., formerly known as Schering-Plough Corporation ("Schering-Plough), a New Jersey corporation (the "Company"), received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") on November 10, 2009 from John Chevedden and Kenneth Steiner (collectively, the "Proponent") for inclusion in the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 1. The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed in this letter. The proponent requests the Company's Proxy Materials include the following proposal:

> **RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by written consent of a majority of our shares outstanding.**

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and Supporting Statement from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 15, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

In addition we believe that the proposal may be excluded under Rule 14a-8(i)(2) because implementation of the Proposal would cause the company to violate New Jersey Law.

BACKGROUND

MERGER

On November 3, 2009 (the "Effective Date"), Merck & Co, Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough. Under the merger agreement, Old Merck shareholders received one share of Schering-Plough Common Stock ("Schering-Plough Common Stock") for each common share of Old Merck ("Old Merck Common Stock"). In addition, each outstanding share of Schering-Plough Common Stock, was converted into the right to receive $10.50 in cash and 0.5767 of a share of Schering-Plough Common Stock, resulting in a post-merger company with a single class of common stock. Upon completion of the merger, Schering-Plough changed its name to Merck & Co., Inc. ("New Merck") and Schering-Plough Common Stock became New Merck Common Stock ("New Merck Common Stock").

As a result of the merger, Old Merck Common Stock is no longer outstanding and only New Merck Common Stock (formerly Schering-Plough Common Stock) remains outstanding and is entitled to be voted at the annual meeting.

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(b)

Rule 14a-8(b) requires that a proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

The Staff has repeatedly taken the position that when a proponent acquires shares of voting securities in connection with a plan of merger, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in an acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in situations where the merger occurred less than one year before the shareholder proposal was submitted. *See* Sempra Energy (avail. February 8, 1999), Exelon Corporation (avail. March 15, 2001), Dow Chemical Company (avail. February 26, 2002), AT&T Inc. (avail. January 18, 2007), Green Bankshares, Inc. (avail. February 13, 2008), and Wendy's/Arby's Group, Inc. (March 19, 2009).

Therefore, in order to comply with the one year holding requirement, the Proponent must have held New Merck Common Stock since the Effective Date, and must have held Schering-Plough Common Stock from November 10, 2008, until the Effective Date. Old Merck common stock can not be used to satisfy the Rule 14a-8(b) holding period requirement.

The Proposal was received by the Company on November 10, 2009 and resubmitted with slight revisions to the Supporting Statement on November 13, 2009 (See Exhibit 2).[1] On November, 17, 2009, after confirming that the Proponent did not appear in the Company's records as a registered holder, the Company sent a letter to Mr. Steiner acknowledging receipt of his proposal and requesting he demonstrate ownership of sufficient shares pursuant to Rule 14a-8(b). See Exhibit 4.

On November 23, 2009, the company received a communication (Attached as Exhibit 5) from DJF Discount Brokers stating:

> Kenneth Steiner is and has been the beneficial owner of 2326 shares of Merck & Co. Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/24/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

On November 24, 2009, , after confirming that the Proponent did not appear in the Company's records as a shareholder, the Company sent a letter to Proponent clarifying how the recently completed merger had impacted the requirement to demonstrate ownership of sufficient shares of "Merck" to satisfy the requirements of Rule 14a-8(b). A copy of the second notice is attached hereto as Exhibit 6. The notice advised Proponent of the background of the merger, explained that Old Merck Common Stock was no longer outstanding and entitled to vote, and explained how Proponent could comply with Rule 14a-8 by demonstrating sufficient ownership of New Merck Common

[1] In a December 7, 2009 email (see Exhibit 3), Mr. Chevedden wrote:

> The belated company November 24, 2009 letter seems to claim that the company received Mr. Kenneth Steiner's October 17, 2009 rule 14a-8 proposal more than 20-days later on November 10, 2009. Please document and explain how this delay supposedly happened. The November 23, 2009 letter is not clear without a reasonable explanation for this long delay. Please respond by email today December 7, 2009.

Neither Schering-Plough nor Old Merck received a proposal from Kenneth Steiner prior to the Effective Date.

Stock after the Effective Date and Schering-Plough Common Stock prior to the Effective Date. The letter had attached a copy of Rule 14a-8.

On December 7, 2009, the company received a communication (Attached as Exhibit 7) from DJF Discount Brokers stating:

> Kenneth Steiner is and has been the beneficial owner of 1000 shares of SGP; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/22/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

It is not possible that on December 3, 2009 Kenneth Steiner owned 1000 shares of SGP. Since November 3, 2009, no securities have traded under the name SGP. Accordingly, the December 3, 2009 letter from DJF Discount Brokers is not factually accurate and can not be relied upon to establish ownership pursuant to rule 14a-8(b). In addition, Proponent's December 7, 2009 communication does not establish what number of shares, if any, of New Merck are owned by Proponent.[2]

Staff Legal Bulletin No. 14 ("SLB 14") places the burden of proving these ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." Moreover, SLB No. 14 states, "A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal."

As a result, the Proponent has failed to demonstrate that he held at least $2,000 in market value, or 1%, of Schering-Plough Common Stock for such a period prior to the Effective Date and New Merck Common Stock after the Effective Date as would be necessary to satisfy the one year holding requirement, and therefore the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 of the Exchange Act as a holder of Company common stock.

The Staff has consistently granted no action relief with respect to the omission of a proposal when a proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997), Motorola., Inc. (avail. September 28, 2001), Actuant Corporation (avail. October 16, 2001), H.J. Heinz Co. (avail. May 23, 2006), Yahoo! Inc. (avail. March 29, 2007), IDACORP, Inc. (avail. March 5, 2008) and Wendy's/Arby's Group, Inc. (March 19, 2009).

---

[2] In a letter submitted to Schering-Plough on December 10, 2008, DJF Discount Brokers similarly asserted that Kenneth Steiner "is and has been the beneficial owner of 1000 shares of Schering-Plough Co." See Schering-Plough (avail. April 3, 2009)(Refer to Exhibit 12). It would appear that DJF was unaware that the merger took place and did not actually check the shares in the account.

Accordingly, the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the letter.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of New Jersey. For the reasons set forth in the legal opinion provided by Day Pitney LLP regarding New Jersey (the " Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the New Jersey Business Corporation Act (the "NJBCA"). See Exhibit 8.

The Proposal asks the Company's Board of Directors to act "to permit shareholders to act by the written consent of a majority of our shares outstanding." As discussed in the Opinion, this would expressly violate several provisions of the NJBCA. The proposal, if implemented, would permit shareholders to take any action by a written consent executed by a simple majority of the outstanding shares of stock of the corporation in conflict with provisions of New Jersey law prohibiting written consents for the election of directors and requiring unanimous consent of the shareholders for written approval of dissolution of the corporation. Additionally, the implementation of the proposal would permit a simple majority of the outstanding shares of stock of the corporation, voting together as a single class, to take any action by written consent, thereby denying the holders of the corporation's common stock and preferred stock the separate class votes that they are guaranteed under New Jersey law. Furthermore, because of the unlimited nature of the actions which could be undertaken by written consent of the shareholders, implementation of the proposal would represent a transfer of management power to shareholders that is not permitted under New Jersey law for companies listed on a national stock exchange such as Merck. Implementation of the proposal would also violate the requirements of New Jersey law with respect to amendments to a corporation's certificate of incorporation and major corporate actions such as mergers, which require board approval as a precursor to shareholder approval. Finally, the board of the corporation is bound by a fiduciary duty to act in the best interests of the corporation's shareholders and the implementation of the proposal may require directors to breach such fiduciary duty if the board is compelled to effectuate certain actions approved by written consent of shareholders. Thus, implementation of the Proposal would cause the Company to violate New Jersey state law.

On numerous occasions the Staff has permitted the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would conflict with state law. For example, in PG&E Corp. (avail. Feb. 14, 2006), a proponent submitted a shareholder proposal requesting that the company's board "initiate an appropriate process to . . . provide that director nominees be elected or reelected by the affirmative vote of the majority of votes cast at an annual shareholder meeting." The Staff concurred that the proposal was excludable under Rule 14a-8(i)(2) where the company argued that it conflicted with a California statute requiring that directors be elected by plurality vote. Likewise, in TRW Inc. (avail. Mar. 6, 2000), a proponent submitted a shareholder proposal requesting the board "take all necessary steps" to declassify the board. That proposal also included a provision stating that "a return to the current 3-year-staggered-terms can be made only by a majority of shareholder votes cast, on a separate resolution." Where the company argued that the latter provision conflicted with the voting threshold necessary to take such action under Ohio law, the Staff concurred that it was excludable pursuant to Rule 14a-8(i)(2). See also AT&T Inc. (avail. Feb. 19, 2008); The Boeing Corp. (avail. Feb. 19, 2008) (in each case, permitting the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a shareholder proposal requesting the company's board amend its bylaws and any other appropriate governing documents to remove restrictions on shareholders' ability to act by written consent where the company argued that such board action would violate the DGCL).

Consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(2) because its implementation would conflict with provisions of the NJBCA, as set forth in the Opinion.

We note that the Staff has not concurred with exclusion under Rule 14a-8(i)(2) of proposals that conflict with state law where the proposals include language providing that implementation shall occur only to the extent permitted by law. *See*, e.g., Exxon Mobil Corp. (avail. Mar. 11, 2009); Safeway Inc. (avail. Mar. 5, 2009) (in each case, a proposal relating to shareholders' ability to call special meetings was not excludable where the company argued that the proposal's request for "exception or exclusion conditions" violated state law, but the proposals contained qualifying language, stating "to the fullest extent permitted by state law"). In this regard, we note that Mr. Chevedden is aware of the use of such qualifying language, because he has included similar language in other proposals. See id; Allegheny Energy, Inc. (avail. Feb. 15, 2008) (involving a proposal submitted by Mr. Chevedden on behalf of a proponent that requests the board to eliminate restrictions on the shareholders' right to act by written consent, but qualified the proposal to the extent "allowed by applicable law").

While the Proposal uses the phrase "undertake such steps," such a phrase, as well as phrases that request a company to "take all necessary steps" or "initiate an appropriate process" to implement a proposal, do not prevent a proposal from being excludable under Rule 14a-8(i)(2) if the implementation of that proposal would otherwise conflict with state law. *See*, e.g., PG&E Corp. (avail. Feb. 14, 2006) (permitting the exclusion of a shareholder proposal that requested the board "initiate an appropriate process" to implement a majority vote standard in director elections because a California statute required plurality voting in director elections); TRW Inc. (avail. Mar. 6, 2000) (permitting the exclusion of a shareholder proposal requesting the board "take all necessary steps" to declassify the board where a portion of the proposal conflicted with Ohio law). Thus, because the Proposal directly conflicts with New Jersey law, the Company may exclude the Proposal under Rule 14a-8(i)(2).

We also note that, although the Proposal "requests" that the Company undertake the specified actions, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See*, e.g., Hewlett-Packard Co. (avail. Jan. 6, 2005) (concurring that implementation of the proposal would cause the company to violate state law because it requested a bylaw amendment to implement per capita voting); Gencorp Inc. (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). See also Badger Paper Mills, Inc. (avail. Mar. 15, 2000); Pennzoil Corp. (avail. Mar. 22, 1993).

Therefore, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the New Jersey Law Opinion, implementation of the Proposal would cause the Company to violate New Jersey law.

Conclusion

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal.

If you have any questions or require any further information, please contact me at (908) 298-7119. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,



Michael Pressman
Senior Counsel

Exhibit 1

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 11, 2009 12:23 AM
To: Bollwage, Debra A.
Cc: Wandall, Hilary M.
Subject: Rule 14a-8 Proposal (MRK)
Attachments: CCE00016.pdf

Dear Ms. Bollwage,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Kenneth Steiner

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since 1995

Mr. Richard T. Clark
Chairman of the Board
Merck & Co., Inc. (MRK)
One Merck Drive
Whitehouse Station, NJ 08889

Dear Mr. Clark,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-20-09
Date

cc: Celia A. Colbert
Corporate Secretary
PH: 908 735-1246
FX: 908 735-1253
Debra Bollwage <debra_bollwage@merck.com>
Senior Assistant Secretary
FX: 908-735-1224
Hilary M. Wandall <hilary_wandall@merck.com>
Attorney and Corporate Privacy Officer
Phone: 908.423.4883
Fax: 908.735.1216

[MRK: Rule 14a-8 Proposal, November 10, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction or obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility represents a powerful incentive for improved management of our company.

A 2001 study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

Exhibit 2

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 13, 2009 10:23 AM
To: Bollwage, Debra A.
Cc: Wandall, Hilary M.
Subject: Rule 14a-8 Proposal (MRK)
Attachments: CCE00001.pdf

Dear Ms. Bollwage,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Kenneth Steiner

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since 1995

Mr. Richard T. Clark
Chairman of the Board
Merck & Co., Inc. (MRK)
One Merck Drive
Whitehouse Station, NJ 08889

NOVEMBER 13, 2009

Dear Mr. Clark,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-20-09
Date

cc: Celia A. Colbert
Corporate Secretary
PH: 908 735-1246
FX: 908 735-1253
Debra Bollwage <debra_bollwage@merck.com>
Senior Assistant Secretary
FX: 908-735-1224
Hilary M. Wandall <hilary_wandall@merck.com>
Attorney and Corporate Privacy Officer
Phone: 908.423.4883
Fax: 908.735.1216

[MRK: Rule 14a-8 Proposal, November 10, 2009, November 13, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a procedure shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they could impede the ability of a bidder to complete a profitable transaction for us or to obtain control of the board – that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit 3

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 07, 2009 11:18 AM
To: Bollwage, Debra A.
Cc: shareholderproposals@sec.gov
Subject: Kenneth Steiner's October 17, 2009 Rule 14a-8 Proposal (MRK) and belated Merck letter

Ms. Debra Bollwage
Senior Assistant Secretary
Merck & Co., Inc. (MRK)
One Merck Drive
Whitehouse Station, NJ 08889

Dear Ms. Bollwage,
The belated company November 24, 2009 letter seems to claim that the company received Mr. Kenneth Steiner's October 17, 2009 rule 14a-8 proposal more than 20-days later on November 10, 2009. Please document and explain how this delay supposedly happened. The November 24, 2009 company letter is not clear without a reasonable explanation for this long delay. Please respond by email today December 7, 2009.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Exhibit 4

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL)



November 17, 2009

Mr. John Chevedden
FISMA & OMB Memorandum M-07-16

Re: Stockholder proposal from Kenneth Steiner

Dear Mr. Chevedden:

This is to acknowledge a letter from Kenneth Steiner to Mr. Richard T. Clark received on November 10, 2009 and the shareholder proposal regarding "shareholder action by written consent", which was submitted for inclusion in the proxy materials for the 2010 Annual Meeting of Stockholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal. Since Mr. Steiner does not appear in the Company's records as a registered holder, he must provide a written statement from the "record" holder of the Merck securities (usually a broker or bank) verifying that he has held at least $2,000 in market value of Merck securities continuously for one year as of the date the proposal was submitted. I note that Mr. Steiner has stated that he intends to hold the requisite market value of Merck securities through the date of the Annual Meeting.

In order to complete the eligibility requirements in connection with the submission of the shareholder proposal, Mr. Steiner's response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary
FAX: 908-735-1224

:s/Proxy/ProposalResponseLetters2010

bcc: Colbert
Ellis
Fedosz
Filderman
Pressman
Stern

Exhibit 5

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 23, 2009 9:14 PM
To: Bollwage, Debra A.; Wandall, Hilary M.
Subject: Kenneth Steiner Rule 14a-8 Broker Letter-(MRK)
Attachments: CCE00009.pdf

Dear Ms. Bollwage,
Please see the attached broker letter. Please advise on Tuesday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden


DJF

DISCOUNT BROKERS

Date: 23 Nov 2009

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2326 shares of Merck & Co Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/20/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-23-09 # of pages ▸
To Debra Bollwage	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 908-735-1224	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit 6

Bollwage, Debra A.

From: Bollwage, Debra A.
Sent: Tuesday, November 24, 2009 5:46 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Merck - shareholder proposals

Attachments: Document.pdf; Document.pdf; Document.pdf

Dear Mr. Chevedden,

Please see the attached 3 response letters concerning the shareholder proposals for William Steiner, Kenneth Steiner and Nick Rossi. A hard copy of each is being overnighted to you for receipt tomorrow. Thank you.

Sincerely,

Debbie

Debra A. Bollwage
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(908) 423-1688 (voice)
(908) 735-1224 (fax)
email: debra_bollwage@merck.com


Document.pdf (32 KB)


Document.pdf (32 KB)


Document.pdf (266 KB)

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL AND OVERNIGHT DELIVERY)

November 24, 2009


MERCK

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder proposal from Kenneth Steiner

Dear Mr. Chevedden:

On November 10, 2009, we received your letter submitting a shareholder proposal from Mr. Kenneth Steiner regarding "shareholder action by written consent", for inclusion in the 2010 Annual Proxy Statement. On November 3, 2009 (the "Effective Date"), Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough changed its name to Merck & Co., Inc. ("New Merck").

Rule 14a-8(b)(2)(i) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that Mr. Steiner establish his continuous ownership of at least $2,000 in market value, or 1%, of New Merck securities entitled to be voted on the proposal at New Merck's Annual Meeting of Stockholders for at least one year from the date the proposal was submitted.

In order to comply with the rule, Mr. Steiner must have held New Merck stock since the Effective Date, and he must have held Schering-Plough stock from November 10, 2008 until the Effective Date. If Mr. Steiner held Old Merck stock prior to the Effective Date, this will not satisfy Rule 14a-8(b)(1). Therefore, please provide us with documentation demonstrating that Mr. Steiner has continuously held at least $2,000 of New Merck stock since the Effective Date and documentation evidencing his continuous ownership of at least $2,000 of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If Mr. Steiner has not satisfied this holding requirement, in accordance with Rule 14a-8(f), New Merck will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter you must respond in writing to this letter and submit adequate evidence, such as a written statement from the "record" holder of the securities, verifying that Mr. Steiner satisfies the holding requirement.

In the event you demonstrate that Mr. Steiner has met the holding requirement, New Merck reserves the right, and may seek to exclude the proposal if in New Merck's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-1688.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary
FAX: 908-735-1224

::s/Proxy/ProposalResponseLetters2010

(c) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule, 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may

permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

Exhibit 7

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 07, 2009 3:36 PM
To: Bollwage, Debra A.
Subject: (MRK) (SGP)
Attachments: CCE00007.pdf

Dear Ms. Bollwage,
The attached broker letter is forwarded although any need for it is not clear.
Sincerely,
John Chevedden


DJF
DISCOUNT BROKERS

Date: 3 Dec 2009

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number MA & OMB Memorandum M-07-1 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1000 shares of S&P; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/22/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

Exhibit 8

DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, DC

DAY PITNEY LLP
Attorneys at Law

Mail To: P.O. Box 1945 Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: (973) 966 6300 F: (973) 966 1015
info@daypitney.com

December 23, 2009

Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

Re: ***Shareholder Proposal – Kenneth Steiner***

Merck & Co., Inc. (the "*Corporation*"), a corporation organized under the New Jersey Business Corporation Act (the "*Act*"), has received a request to include in its proxy materials for its 2010 annual meeting of shareholders a proposal (the "*Proposal*") that the Corporation's board of directors (the "*Board*") "undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of [the Corporation's] shares outstanding."[1]

You have asked us whether the implementation of the Proposal by the Corporation would violate New Jersey law.

Summary

We have reviewed the Proposal, which was submitted to the Corporation by Kenneth Steiner (the "*Proponent*"). We have also reviewed the Corporation's Restated Certificate of Incorporation (the "*Certificate of Incorporation*").

The Act, with certain exceptions, permits shareholders to act by written consent as an alternative to acting at an annual or special meeting of shareholders, unless a corporation's certificate of incorporation provides otherwise. The Certificate of Incorporation prohibits shareholder action by written consent.[2]

The Proponent ventures beyond just asking that the shareholders be permitted to act by written consent in accordance with the Act. Instead, the Proponent seeks to impose a rule that would allow the Corporation's shareholders to act, without qualification, by written consent of a simple majority of the Corporation's shares outstanding (i.e., to take any action by a simple

[1] The Proposal reads in its entirety as follows: "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding." A supporting statement, not relevant to our opinion, accompanies the Proposal.

[2] See the Certificate of Incorporation, Article IX: "Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders."

majority of the shares outstanding). This Proposal, if implemented, would violate the express provisions of the Act in at least the following respects:

* The Proposal would permit the shareholders to take any action by a written consent executed by a simple majority of the outstanding shares of stock of the Corporation. This part of the Proposal conflicts with the provisions of the Act that prohibit written consents for the election of directors and that require unanimous consent of the shareholders for written approval of dissolution of the Corporation.

* The Proposal would permit a simple majority of the outstanding shares of stock of the Corporation, voting together as a single class, to take any action by written consent. However, the Corporation has two classes of stock outstanding, common stock and preferred stock, and the Act specifies that holders of shares of a class or series of stock of a New Jersey corporation are entitled to vote on amendments to its certificate of incorporation or mergers that would adversely affect certain of the rights of such holders. If adopted by the shareholders, the Proposal would deny the holders of common stock and preferred stock the separate class votes that they are guaranteed by the Act.

* The requirement to implement every shareholder action approved by written consent of a majority of the outstanding shares of stock of the Corporation would effectively result in the management of the business and affairs of the Corporation by the shareholders, and, because management of the Corporation by the shareholders is not permissible under New Jersey law, the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

* Implementation of the Proposal would violate the procedures required by the Act for amendments to the Certificate of Incorporation and for major corporate actions such as mergers.

* Implementation of the Proposal would violate New Jersey law because it would compel the Board to breach its fiduciary duty to the Corporation's shareholders.

For these reasons, which are explained in detail below, it is our opinion that the Proposal, if implemented, would cause the Corporation to violate New Jersey law.

Discussion

As noted above, the Proposal urges the Board to take steps to "permit shareholders to act by the written consent of a majority of [the Corporation's] shares outstanding." Under New Jersey law, written shareholder consents may be used unless their use is prohibited or limited in a corporation's certificate of incorporation.[3] However, the Act specifies that a corporation's

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[3] Section 14A:5-6 of the Act.

certificate of incorporation may not include provisions that are inconsistent with the Act or New Jersey law.[4] If the Proposal were implemented, it would violate mandatory rules of the Act. Because these rules cannot be varied by the Certificate of Incorporation, the Proposal would violate New Jersey law if it were to be implemented.

A. Shareholders Cannot Approve All Actions by Written Consent of a Simple Majority of the Stock Outstanding.

Because the Proposal would purport to allow shareholders to take any action by the written consent of a simple majority of the outstanding shares of the Corporation, implementation of the Proposal would violate certain provisions of the Act. For example, Section 14A:5-6(2) of the Act disallows non-unanimous[5] written shareholder consents for the annual election of directors:

> Except as otherwise provided in the certificate of incorporation and subject to the provisions of this subsection, any action required or permitted to be taken at a meeting of shareholders by this act, the certificate of incorporation, or bylaws, other than the annual election of directors, may be taken without a meeting, without prior notice and without a vote, upon the written consent of shareholders who would have been entitled to cast the minimum number of votes which would be necessary to authorize such action at a meeting at which all shareholders entitled to vote thereon were present and voting.[6]

In addition, Section 14A:12-3 of the Act requires unanimous written consent of shareholders entitled to vote on a dissolution of the Corporation in order to approve such dissolution without a meeting of shareholders.[7]

Therefore, the written consent provision that would be effectuated as a result of implementation of the Proposal would violate New Jersey law.

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[4] Section 14A:2-7(f) of the Act (certificate of incorporation may contain any provision that is "not inconsistent with [the Act] or any other statute of [the State of New Jersey]")].

[5] The Act allows the annual election of directors to be taken by unanimous written consent of the shareholders of a corporation pursuant to Section 14A:5-6(1) of the Act, unless the certificate of incorporation proscribes such action by the Corporation's shareholders.

[6] Section 14A:5-6(2) of the Act (emphasis added).

[7] See Section 14A:12-3 of the Act ("A corporation may be dissolved by the consent of all its shareholders entitled to vote thereon.") (emphasis added).

B. Certain Actions Cannot Be Approved by Written Consent Without the Separate Class Vote of the Common Stock or Preferred Stock

Section 14A:9-3 of the Act affords the holders of one class of stock the right to vote, as a separate class from all other shareholders, on amendments to the certificate of incorporation that would, among other enumerated changes, limit their rights, decrease the par value of their shares or change the designation, preferences, limitations or relative rights of their shares.[8]

These special class voting rights cannot be eliminated by the certificate of incorporation.[9] The Proposal asks the Board to adopt a provision that would allow shareholders to enact amendments to the Certificate of Incorporation by the written consent of a simple majority vote of the outstanding shares of common stock and preferred stock of the Corporation, voting together as a single class. Because the Proposal would deny the common shareholders and the preferred shareholders their respective right to statutory class votes, implementation of the Proposal would violate New Jersey law.

C. Management of the Corporation by the Shareholders Would Violate Sections 14A:6-1 and 14A:5-21 of the Act

If effected, the Proposal would require the Board to implement all actions approved by written consent of a majority of the outstanding shares of stock of the Corporation regardless of whether the Board had previously approved or rejected the actions adopted by the shareholders. This would effectively transfer management of the Corporation from the Board to the shareholders with respect to all matters approved in such manner. Requiring that all actions adopted by the shareholders by majority written consent be implemented regardless of whether the Board would have approved or rejected such actions would constitute general management by the shareholders in violation of New Jersey law.

Sections 14A:6-1 of the Act provides that management of a New Jersey corporation is by or under the direction of the board, except as otherwise provided in the Act or in the corporation's certificate of incorporation. Section 14A:5-21(2) of the Act specifically permits the transfer of management power from the board to the shareholders under limited circumstances.[10] However, that Section of the Act is not applicable to the Corporation because it

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[8] Section 14A:9-3 of the Act.

[9] Sections 14A:9-3(1) and 14A:9-3(2) each contain language indicating that the statutory class voting rights on amendments to the certificate of incorporation apply "notwithstanding any provision in the certificate of incorporation."

[10] *See also*, Commissioner's Comment (1968) to Section 14A:5-21(2): "[Section] 14A:5-21(2) has no counterpart in Title 14 [the predecessor statute]. In the absence of such an enabling provision in Title 14, our courts have held that agreements among shareholders restricting the normal discretion or powers of the board are invalid." (citations omitted).

is not available to a corporation listed on a national securities exchange.[11] The Corporation's shares are listed on the New York Stock Exchange, which is a national securities exchange. In other words, the Act permits transfers of general management power under limited circumstances, but the applicable Section of the Act permitting such transfers is not available to the Corporation as a listed company. The action requested by the Proposal would violate New Jersey law because it would transfer such power to the shareholders.

D. *Implementation of the Proposal Would Violate Sections 14A:9-2 and 14A:10-3 of the Act*

If effected, the Proposal would violate the procedures required by the Act for amendments to the Certificate of Incorporation and for major corporate actions such as mergers. Specifically, the procedures set forth in Section 14A:9-2 for amendments to the certificate of incorporation require that the Board approve a proposed amendment to the Certificate of Incorporation prior to submitting it to the shareholders for their vote.[12] Similarly, Section 14A:10-3 of the Act requires that the Board approve a plan of merger or plan of consolidation prior to submitting it to a shareholder vote.[13] The Act does not allow for shareholder initiative in either the case of amendments to the Certificate of Incorporation or major corporate actions. Implementation of the Proposal would violate New Jersey law if shareholders were to take such corporate action without prior Board approval. As noted previously, Section 14A:5-21(2) of the Act allows changes with respect to the management powers vested in the Board, but that Section is not available to the Corporation because the Corporation is listed on a national securities exchange.

E. *Implementation of the Proposal Would Violate Directors' Fiduciary Duty to Shareholders*

Directors of a New Jersey corporation have a fiduciary duty to act in the best interests of the shareholders of the corporation.[14] Shareholders often do not possess the requisite information to make informed decisions regarding the business and affairs of the Corporation and they generally do not owe a fiduciary duty to the Corporation.[15] The imposition of fiduciary

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[11] Section 14A:5-21(3)(b) of the Act (invalidating transfers of directors' management powers pursuant to Section 14A:5-21(2) for corporations listed on a national securities exchange).

[12] Section 14A:9-2(4)(a) of the Act.

[13] Section 14A:10-3(1) of the Act. A corporation's board would approve a plan of merger pursuant to Section 14A:10-1(2) of the Act, and would approve a plan of consolidation pursuant to Section 14A:10-2(2) of the Act.

[14] *See, e.g.*, Hill Dredging Corp. v. Risley, 18 N.J. 501, 530 (1955); Whitfield v. Kern, 122 N.J. Eq. 332, 340-41 (E. & A. 1937); Daloisio v. Peninsula Land Co., 43 N.J. Super. 79, 88 (App. Div. 1956); and Eliasberg v. Standard Oil Co., 23 N.J. Super. 431, 441 (Ch. Div. 1952).

[15] Controlling shareholders may owe a fiduciary duty to other shareholders. *See, e.g.*, Berkowitz v. Power/Mate Corp., 135 N.J. Super 36 (Ch. Div. 1975). However, the Corporation does not have a controlling shareholder.

responsibilities on the directors and not on the shareholders is the primary basis for reposing general management responsibilities in the board. Accordingly, when a closely-held corporation transfers management powers from its directors to its shareholders pursuant to Section 14A:5-21(2) of the Act, the board is relieved of its fiduciary responsibilities and such responsibilities become responsibilities of the shareholders.[16] As noted above, however, the transfer of management powers contemplated in Section 14A:5-21(2) of the Act is not available to the Corporation as it is a corporation listed on a national securities exchange.[17]

If implemented, the Proposal would enable shareholders to approve by written consent of a majority of the outstanding shares of stock of the Corporation policies or business strategies that are illegal, in violation of existing agreements, or otherwise contrary to the best interests of the Corporation or the other shareholders. The Board would then be bound to implement all actions approved by written consent of a majority of the outstanding shares of stock of the Corporation, even if the Board were to determine that such actions are not in the best interests of the Corporation. Compelling the Board to take actions that the Board believes are not in the best interests of the Corporation would be compelling the Board to violate its fiduciary duties. Accordingly, binding the Board in this manner would violate New Jersey law.

Conclusion

For the reasons set forth above, it is our opinion that the Proposal would, if implemented, violate New Jersey law.

We are admitted to practice law in the State of New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal laws of the United States. Except for submission of a copy of this letter to the Securities and Exchange Commission in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2010 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or person other than the addressee, without the written consent of this firm.

Very truly yours,



DAY PITNEY LLP

[16] Section 14A:5-21(5) of the Act (imposing upon the persons vested with management authority otherwise in the board the rights, powers, privileges and liabilities, including liability for managerial acts or omissions, that are granted to and imposed upon directors by law).

[17] Section 14A:5-21(3)(b) of the Act.